UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form 6-K

                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                    under the Securities Exchange Act of 1934

                        For the month of: September 2010
                        Commission File Number: 000-30827

                         CLICKSOFTWARE TECHNOLOGIES LTD.
                         -------------------------------
                 (Translation of registrant's name into English)

                              94 Em Hamoshavot Road
                           Petach Tikva 49527, Israel
                           --------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                 Form 20-F |X|    Form 40-F |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):_____

Indicate by check mark, whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                   Yes |_|         No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ___

      Attached hereto and incorporated by reference herein is management's discussion and analysis of financial condition and results of operations with respect to the six month period ended on June 30, 2010.

        The GAAP financial statements in this Form 6-K of CLICKSOFTWARE
       TECHNOLOGIES LTD. are incorporated by reference into the Form S-8 registration numbers 333-42000, 333-115003, 333-135435, 333-141307,
     333-149825 333-158839 and 333-166028 and Form F-3 registration number
       333-166046 of the Company, filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        CLICKSOFTWARE TECHNOLOGIES LTD.
                                        (Registrant)


                                        By: /s/ Shmuel Arvatz
                                            ------------------------------------
                                            Name:  Shmuel Arvatz
                                            Title: Executive Vice President and
                                                   Chief Financial Officer

Date: September 16, 2010

                 MANAGEMENT'S DISCUSSION AND ANALYSIS FINANCIAL
                       CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion in conjunction with our consolidated financial statements and related notes contained in our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 8, 2010 (the "Annual Report") and other financial information contained in our Report on Form 6-K submitted to the Securities and Exchange Commission on July 21, 2010. In addition to historical information, this discussion may contain forward looking statements. In some cases, forward-looking statements are identified by terminology such as "may," "will," "could," "should," "expects," "plans," "anticipates," "believes," "intends," "estimates," "predicts," "potential," or "continue" or the negative of these terms or other comparable terminology. For instance, statements as to our future plans and investment plans, as well as the sufficiency of our capital resources to fund our operations in the future are forward looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results or performance to differ materially from those projected. Factors that could cause such differences include, but not limited to: Risks Related to Our Business; Investments Risks; Risks Relating to Our Location in Israel and those other risks and factors described under the heading "Risk Factors" in our Annual Report. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Except as otherwise required by law, ClickSoftware is under no obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events, or otherwise.

We are a leading provider of software products and solutions for workforce management and optimization for the service sector. We derive revenues from the licensing of our software products and the provision of consulting and support services. We also generate revenues from hosted solutions under a "software as a service" (SaaS) model. Our products for resource optimization are aimed at the service sector where the primary resources are people and their time - both service delivery staff as well as customer time. Our products and solutions incorporate best business practices, key business functions of service operations, and sophisticated decision-making algorithms that enable our customers to more efficiently manage their service operations in a scalable, integrated manner. By offering scaled down versions of our products, or specially developed versions for medium and small business (SMB), we now address the needs of service sector companies of all sizes - from companies with 50,000 employees to companies with 5 employees. Recognizing that many large service companies today outsource or utilize external contractors, we offer capabilities in our products to support such operations under a variety of arrangements between our client and its contractors. While other service management applications, such as customer relationship management (CRM), enterprise asset management (EAM) or inventory management, manage primarily data processing aspects, our products drive optimized automatic and semi-automatic decision-making processes. Our solutions have become the backbone of service operations management in many leading organizations worldwide by addressing the fundamental question of job fulfillment: Who does What, for Whom, With what, Where and When.

The financial information below reflects the operations of the Company and its subsidiaries on an unaudited, consolidated basis.


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

                              RESULTS OF OPERATIONS

Our operating results for the six months ended June 30, 2010 and 2009 expressed as a percentage of revenues are as follows:

                                                    SIX MONTHS ENDED JUNE 30,
                                                  -----------------------------
                                                    2010                 2009
                                                    ----                 ----
Revenues:
  Software license                                       37%                 31%
  Services                                               63                  69
                                                  -----------------------------
    Total Revenues                                      100                 100
                                                  -----------------------------
Cost of revenues:
  Software license                                        3                   4
  Services                                               35                  29
                                                  -----------------------------
    Total cost of revenues                               38                  33
                                                  -----------------------------
Gross profit                                             62                  67
                                                  -----------------------------
Operating expenses:
  Research and development expenses, net                 11                  11
  Selling and marketing expenses                         26                  27
  General and administrative expenses                     8                  11
                                                  -----------------------------
Total Operating expenses                                 45                  49
                                                  -----------------------------
Operating income                                         17                  18
Interest, net                                             0                   1
                                                  -----------------------------
Net income before taxes                                  17                  19
Tax (expense) income, net                                (2)                  1
                                                  -----------------------------
Net income                                               15%                 20%
                                                  -----------------------------

Our operating results for six months ended June 30, 2010 and 2009 are as follows:

                                                    SIX MONTHS ENDED JUNE 30,
                                                      2010              2009
                                                      ----              ----
                                                         (in thousands)
Revenues:
  Software license                                $    13,087       $     8,360
  Services                                             21,978            18,983
                                                  -----------------------------
     Total revenues                                    35,065            27,343
                                                  -----------------------------

Cost of revenues:
  Software license                                      1,031               990
  Services                                             12,224             8,005
                                                  -----------------------------
     Total cost of revenues                            13,255             8,995
                                                  -----------------------------

                                                  -----------------------------
     Gross profit                                      21,810            18,348
                                                  -----------------------------

Operating expenses:
  Research and development expenses, net                3,739             3,000
  Selling and marketing expenses                        9,173             7,507
  General and administrative expenses                   2,980             2,985
                                                  -----------------------------
     Total operating expenses                          15,892            13,492
                                                  -----------------------------
Operating income                                        5,918             4,856
Interest income, net                                       51               323
                                                  -----------------------------
Net income before taxes                                 5,969             5,179
Tax (expense) income, net                                (844)              367
                                                  -----------------------------
Net income                                        $     5,125       $     5,546
                                                  -----------------------------

Comparison of the Six Months ended June 30, 2010 and 2009

Revenues

                                             SIX MONTHS ENDED
                                                  JUNE 30,
                                            ----------------------------------
                                             2010          2009            %
                                              (in thousands)            Change

Revenues:
  Software license                          $13,087       $ 8,360         57%
  Percentage of total revenues                   37%           31%
  Services                                   21,978        18,983         16%
  Percentage of total revenues                   63%           69%
                                            --------------------------------
Total Revenues                              $35,065       $27,343         28%
                                            --------------------------------

Revenues increased 28% to $35.1 million in the six months ended June 30, 2010, compared with $27.3 million in the six months ended June 30, 2009. The growth in revenues in the six months ended June 30, 2010 was mainly due to the increase in license revenues and attributable to an increase in volume of products sold mainly in the utilities market. In addition, the strengthening of other currencies against the U.S. dollar increased our revenue growth from about 26% to about 28%.

Revenues by Territory

                         --------------------------------------------------
                            SIX                      SIX
                           MONTHS                   MONTHS
                           ENDED                    ENDED
                          JUNE 30,                 JUNE 30,
                            2010     % Revenues      2009        % Revenues
                            ----     ----------      ----        ----------
                                          (in thousands)
Revenues:
North America              $13,693        39%       $11,340             41%
Europe                      19,050        54%        10,941             40%
Israel                         335         1%           226              1%
Asia Pacific                 1,987         6%         4,836             18%
                           -------                  -------
Total Revenues             $35,065       100%       $27,343            100%
                           -------                  -------

Revenues in Europe grew by $8.1 million or 74% to $19.1 million in the six months ended June 30, 2010, compared with $10.9 million in the six months ended June 30, 2009 due to increased demand to our products and services, mainly in the utilities market. Revenues in North America grew by $2.4 million or 21% to $13.7 million in the six months ended June 30, 2010, compared with $11.3 million in the six months ended June 30, 2009 due to increased demand to our products and services, mainly in the utilities market. Revenues in Asia Pacific decreased by $2.8 or 59% to $2.0 million in the six months ended June 30, 2010, compared with $4.8 million in the six months ended June 30, 2009 due to the substantial completion of a large project in that region in 2009.

Software Licenses

Software license revenues increased 57% to $13.1 million in the six months ended June 30, 2010, compared with $8.4 million in the six months ended June 30, 2009. The growth in software license revenues in the six months ended June 30, 2010 was mainly due to the increase in the volume of products sold, mainly in the utilities market.


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                                                                          Page 3

Services

Service revenues increased 16% to $22.0 million in the six months ended June 30, 2010, compared with $19.0 million in the six months ended June 30, 2009. The growth in service revenues in the six months ended June 30, 2010 was mainly due to an increase in services provided, particularly the increase in implementation services and post-contract support agreements in Europe and North America which were partially offset by a decrease in services revenues in the Asia-Pacific region.

Cost of Revenues

Cost of revenues consists of cost of software license revenues and cost of services. Cost of software license revenues consists of expenses related to costs of software purchased or licensed for resale and media duplication and packaging of our products. Cost of services consists of expenses related to salaries and expenses of our professional services organizations, costs related to third-party consultants and equipment costs

Cost of revenues was $13.3 million, or 38% of revenues, in the six months ended June 30, 2010, compared with $9.0 million, or 33% of revenues, in the six months ended June 30, 2009. The increase in cost of revenues in the six months ended June 30, 2010 was primarily due to higher costs associated with meeting increased demand for our services.

Cost of Software Licenses

Cost of software license revenues was $1.0 million, or 3% of revenues, in the six months ended June 30, 2010, compared with $1.0 million, or 4% of revenues, in the six months ended June 30, 2009. The decrease in cost of software license revenues in percentage terms was primarily due to lower costs per unit for third-party licenses and adaptors to other ERP and CRM systems sold during the six months ended June 30, 2010.

Cost of Services

Cost of service revenues was $12.2 million, or 35% of revenues, in the six months ended June 30, 2010, compared with $8.0 million, or 29% of revenues, in the six months ended June 30, 2009. The increase in the cost of services revenues was primarily due to increased demand for our services. As a result, there was an increase in our related payroll expenses of $2.0 million, an increase in subcontractors' costs of $1.1 million, an increase in travel costs of $0.3 million, and an increase of $0.8 million in other costs, mainly overhead and amortization of intangible assets. In addition, the strengthening of other currencies against the U.S. Dollar in the six months ended June 30, 2010 compared to the comparable period in 2009 spread over the various expense items above increased our costs by about $0.5 million.

Gross Profit

Gross profit was $21.8 million, or 62% of revenues, in the six months ended June 30, 2010 compared with $18.3 million, or 67% of revenues, in the six months ended June 30, 2009. The increase in gross profit in the six months ended June 30, 2010 of $3.5 million, or 19%, was primarily due to the change in our revenue mix toward higher license revenues which generate higher margins. Gross margins decreased in the six months ended June 30, 2010 due to lower profitability from our services, specifically our consultancy and implementation activities. The relative lower profitability of our consultancy and implementation activities in first half of 2010 is a reflection of the high profitability of certain projects completed in 2009. Furthermore, we recently began projects relating to two newly launched products, ClickMobile and ClickRoster, in which we were required to initially invest additional resources to develop efficiencies in the implementation process Gross margins also decreased relative to previous years due to the increased use we made of subcontractors' services in order to keep up with short-term demand.


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                                                                          Page 4

Operating Expenses

Operating expenses are categorized into research and development expenses, selling and marketing expenses and general and administrative expenses. Total operating expenses were $15.9 million, or 45% of revenues, in the six months ended June 30, 2010, compared with $13.5 million, or 49% of revenues, in the six months ended June 30, 2009.

The increase in absolute terms in operating expenses in the six months ended June 30, 2010 compared to the six months ended June 30, 2009 of $2.4 million, or 18%, was primarily due to an increase in selling and marketing expenses and an increase in research and development expenses. The increase in absolute terms in the operating expenses was to support the expansion of the Company's business and higher level of revenues. The increase in selling and marketing expenses is attributable to an increase in our selling efforts.

Research and Development Expenses, Net

Research and development expenses consist primarily of personnel costs for product development, net of grants received from the office of the chief scientist, or the Chief Scientist, of the Israeli Ministry of Industry. Software research and development costs incurred prior to the establishment of technology feasibility are included in research and development expenses as incurred. Software development costs incurred subsequent to the establishment of technological feasibility through the period of general market availability of the products are capitalized, if material, after consideration of various factors, including net realizable value. To date, software development costs that are eligible for capitalization have not been material and have been expensed.

Research and development expenses, net of related grants, were $3.7 million, or 11% of revenues, in the six months ended June 30, 2010, compared with $3.0 million, or 11% of revenues, in the six months ended June 30, 2009. The increase in absolute terms in research and development expenses was primarily due to an increase of $0.6 million in payroll expenses. In addition, the strengthening of other currencies against the U.S. dollar in the six months ended June 30, 2010 compared to the comparable period in 2009 spread over the various expense items above increased our costs by about $0.2 million.

Selling and Marketing Expenses

Selling and marketing expenses consist primarily of personnel and related costs for marketing and sales functions, including related travel, direct advertising costs, expenditures on trade shows, market research and promotional printing.

Selling and marketing expenses were $9.2 million, or 26% of revenues, in the six months ended June 30, 2010, compared with $7.5 million, or 27% of revenues, in the six months ended June 30, 2009. The increase in absolute terms in the selling and marketing expenses of $1.7 million, or 22%, was due to an increase of $0.6 million in payroll expenses and an increase in our selling and marketing activities of $1.1 million which is in line with the increase in our revenues. In addition, the strengthening of other currencies against the U.S. dollar in the six months ended June 30, 2010 compared to the comparable period in 2009 spread over the various expense items above increased our costs by about $0.3 million.

General and Administrative Expenses

General and administrative expenses consist primarily of personnel and related costs for corporate functions, including information services, finance, legal, accounting, human resources, facilities, provision for doubtful accounts and costs related to our status as a public company.

General and administrative expenses were $3.0 million, or 8% of revenues, in the six months ended June 30, 2010, compared with $3.0 million, or 11% of revenues, in the six months ended June 30, 2009. The stability of general and administrative expenses in absolute terms is due to an increase of $0.1 million in general and administrative expenses offset by a decrease of $0.1 million in legal, accounting and local fees primarily due to acquisition-related costs that occurred in the first half of 2009. In addition, the strengthening of other currencies against the U.S. dollar in the six months ended June 30, 2010 compared to the comparable period in 2009 spread over the various expense items above increased our costs by about $0.1 million.

Interest Income, Net

Interest includes interest income earned on our cash, cash equivalents and short and long-term investments, offset by interest expense, and also includes the effects of foreign currency fluctuations.


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                                                                          Page 5

Interest income net of interest expenses, was $0.1 million, or 0% of revenues, in the six months ended June 30, 2010, compared with $0.3 million, or 1% of revenues, in the six months ended June 30, 2009. The decrease in interest income was attributable to a negative influence of foreign currency exchange rate fluctuations.

Income Taxes, Net

Income taxes consist primarily of statutory income and state taxes and changes in our deferred tax asset.

Tax expenses were $0.1 million, or 0% of revenues, in the six months ended June 30, 2010, compared with $0.1 million, or 0% of revenues, in the six months ended June 30, 2009.

Deferred taxes were a $0.7 million expense, or 2% of revenues, in the six months ended June 30, 2010, compared with a $0.4 million tax benefit, or 1% of revenues, in the six months ended June 30, 2009. The decrease in the deferred tax asset is a result of a decrease of loss carryforwards in Israel.

Net Income

Net income for the six months ended June 30, 2010 was $5.1 million, or $0.16 per fully diluted share, or 15% of revenues, compared with net income of $5.5 million, or $0.18 per fully diluted share, or 20% of revenues, in the six months ended June 30, 2009. In addition, the strengthening of other currencies against the U.S. dollar in the six months ended June 30, 2010 compared to the comparable period in 2009 spread over the various revenue and expense items above decreased our net income by approximately $0.6 million.

                         LIQUIDITY AND CAPITAL RESOURCES

Our cash and investments increased by $7.5 million, or 22%, to $42.5 million as of June 30, 2010, compared with $35.0 million as of December 31, 2009. Our primary sources of cash and investments during six months ended June 30, 2010 were cash flows of $8.0 million generated from operations and $0.6 million from exercises of employee stock options. We invested $1.0 million in purchases of equipment and leasehold improvements.

As of June 30, 2010, we had cash and cash equivalents of $21.0 million, short-term investments of $21.0 million and long-term investments of $0.5 million. Our cash, short-term investments and long-term investments are invested or deposited primarily in low-risk and predominantly U.S. dollar denominated investments and bank deposits. The bank deposits are typically held in the form of certificates of deposit for a period of more than three months and up to 12 months and bear fixed income interest. As of June 30, 2010, these bank deposits had an average interest rate per annum of 0.9%.

Our capital requirements depend on numerous factors, including market demand and acceptance of our products, the resources we devote to developing, marketing, selling and supporting our products, the timing and extent of establishing additional international operations, investments in computers, office equipment and office fixtures and our acquisition activities. We intend to continue investing significant resources in our selling and marketing, research and development operations in the future and expect to continue investing in computers, office equipment and office fixtures. We also intend to continue exploring acquisition opportunities.

We believe that we have sufficient cash to fund our operations for at least the next 12 months.


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